Exhibit 99.1
Jumia reports Second Quarter 2023 results
Significant reduction in losses and progress towards profitability
Updating guidance

Both Operating and Adjusted EBITDA losses decreased by approximately 66%
year-over-year
Adjusted EBITDA loss guidance for 2023 reduced to $90-100 million from $100-120 million previously

Lagos, August 15, 2023 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the second quarter ended June 30, 2023.
Results highlights for the second quarter 2023

	For the three months ended June 30
	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	2022	2023		2023
Quarterly Active Consumers (million)	3.4	2.4	(28.1)%	n.a.	n.a.
Orders (million)	10.3	6.5	(36.5)%	n.a.	n.a.
Gross Merchandise Value (“GMV”)	271.1	202.3	(25.4)%	240.1	(11.4)%
Total Payment Value (“TPV”)	74.2	56.9	(23.3)%	69.9	(5.7)%
TPV as % of GMV	27.4%	28.1%		29.1%

Revenue	57.3	48.5	(15.4)%	61.0	6.4%
Gross Profit(1)	29.9	26.0	(13.2)%	30.4	1.7%
Fulfillment expense(1)	(27.7)	(13.7)	(50.4)%	(16.0)	(42.1)%
Sales and Advertising expense	(22.2)	(5.8)	(74.0)%	(6.4)	(71.0)%
Technology and Content expense	(14.3)	(11.1)	(22.4)%	(11.3)	(20.7)%
G&A expense, excluding SBC(1)	(26.3)	(17.7)	(32.7)%	(21.0)	(20.3)%
Adjusted EBITDA	(57.2)	(19.3)	(66.2)%	(20.9)	(63.5)%
Operating Loss	(67.7)	(23.3)	(65.6)%	(25.2)	(62.8)%
_________________________
(1) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. In the appendix, we have provided restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

“We continue to deliver strongly on our overriding objective of loss reduction and progress towards profitability.
In the second quarter of 2023, both Adjusted EBITDA and Operating losses decreased by 66% year-over-year, reaching the lowest loss levels in over 4 years. Considering this strong progress, we are updating our Adjusted EBITDA loss guidance for the full year 2023 to $90-100 million, compared to $100-120 million previously.
We are navigating challenging macro conditions with discipline and focus, doubling down on our efficiency efforts.
Compared to the second quarter of 2022, Fulfillment and Sales & Advertising expenses were down 50% and 74%, respectively. We are also starting to reap the benefits of our actions on overhead costs with G&A excluding share-based compensation decreasing by a third year-over-year, reaching a 4-year low at $17.7 million,” commented Francis Dufay, CEO of Jumia.

“Usage performance continued to be affected by the difficult operating environment with record levels of inflation impacting consumers’ spend as well as sellers’ ability to source goods. In this context, we continue making fundamental enhancements to our platform to secure better supply and pricing while offering a more convenient experience to consumers and sellers. We remain confident in the long-term growth potential of our markets and our ability to capture this opportunity in a profitable manner.”

SELECTED OPERATIONAL KPIs
1.Marketplace KPIs

	For the three months ended					For the six months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change
	2022	2023		2023		2022	2023
Quarterly Active Consumers (million)	3.4	2.4	(28.1)%	n.a.	n.a.	n.a.	n.a.	n.a.
Orders (million)	10.3	6.5	(36.5)%	n.a.	n.a.	19.6	13.4	(31.4)%
GMV (USD million)	271.1	202.3	(25.4)%	240.1	(11.4)%	523.7	400.4	(23.5)%
•Quarterly Active Consumers, Orders and GMV declined by 28%, 37% and 25% year-over-year respectively. This was driven by a combination of factors:
◦Continued macro challenges with elevated inflation levels affecting consumers’ spending power and sellers’ ability to source goods due to import restrictions. The average inflation1 level across our footprint reached 14.1% in June 2023 with highs of 42.5% and 35.7% registered in Ghana and Egypt, respectively. In Nigeria, inflation rose to an 18-year high of 22.8% in June 2023.
◦The category rationalization dynamics continued playing out in the second quarter of 2023 as we move away from the most unprofitable categories with limited consumer lifetime value. As part of that, we have suspended our first party grocery offering in most countries while we de-emphasized many digital services on the JumiaPay app. JumiaPay app services, combined with the FMCG category, which includes grocery products, accounted for 45% of the decline of items sold and 32% of GMV decrease during the quarter. In contrast, we are encouraged by the early signs of growth in some of the priority categories, such as Appliances, where our efforts to rebuild supply are paying off.
◦Foreign exchange effects contributed 14 percentage points to the GMV decrease of 25% year-over-year, with 9 out of 10 local currencies depreciating against the US Dollar in the first half of 2023 compared to the same period in 2022. In particular, the liberalization of the foreign exchange regime in Nigeria, which was announced on June 14, 2023, led the Nigerian Naira to drop by over 60%2 against the US Dollar in June 2023.
•Average Order Value reached $31.0, up 18% year-over-year. This reflects the change in our GMV category mix. As a result of our efforts to rebuild the general merchandise categories, which include Phones, Electronics and Home & Living categories, their share in overall GMV increased to 59% in the second quarter of 2023 compared to 52% in the same quarter last year. General merchandise categories are key drivers of consumer demand with a higher average item value of $42. In contrast, over the same period, the combined share of FMCG and digital services on the JumiaPay app, where average item value stands at $7, declined from 12% of GMV in the second quarter of 2022 to 5% of GMV in the second quarter of 2023. These metrics demonstrate that the strategy of driving profitable growth is underway and beginning to show signs of success.

_______________________
(1) Headline CPI, annual % change as of June 2023
(2) Comparing the USD/NGN rate at the close of June 30, 2023 of 761 to the close of June 13, 2023 of 466

•We are seeing early signs of success in our efforts to rebuild the general merchandise categories in countries where this strategy has been implemented for longer. In Senegal, the Electronics category was the fastest growing category in GMV terms in the second quarter of 2023, up 58% year-over-year, followed by the Home & Living category, up 39% year-over-year. Similarly, we are starting to see traction in these categories in Ghana where the Phones category was the fastest growing, up 25% year-over-year, followed by Home & Living, up 15%.
•We are confident the structural work we are doing on assortment and supply, along with the enhanced customer experience and convenience, will help us drive profitable long-term growth for the business.

2.JumiaPay KPIs

	For the three months ended					For the six months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change
	2022	2023		2023		2022	2023
TPV (USD million)	74.2	56.9	(23.3)%	69.9	(5.7)%	144.9	105.5	(27.2)%
JumiaPay Transactions (million)	3.4	2.1	(37.9)%	n.a.	n.a.	6.6	4.1	(37.8)%
JumiaPay Strategy Overview
The development of JumiaPay remains a key priority for us with a number of initiatives under way, both on and off-platform.
On-Platform
We are focused on making JumiaPay an even more effective enabler of e-commerce. We believe a compelling payment solution is essential to further improve customer experience, support conversion rates and repeat purchases. We have outlined below selected ongoing initiatives to support these objectives.
•We are integrating more relevant payment methods. To complete a payment using JumiaPay for the first time, customers link their JumiaPay account to the underlying payment method of their choice, which can be a debit or credit card, a bank account or a third-party e-wallet. We are in the process of expanding the range of payment methods that can be linked to a JumiaPay account to support JumiaPay adoption.
•We are rolling out JumiaPay on delivery. After a successful initial pilot in Kenya and Nigeria in the first quarter of 2023, we are now in the process of deploying JumiaPay on delivery in Morocco, Ghana and Uganda. While we are in the early days of the product roll-out, the initial results are encouraging. In Kenya, 50% of post-paid Transactions in the second quarter of 2023 were completed using JumiaPay, compared to 7% in the first quarter of 2023.
•We are developing Buy-Now-Pay-Later (“BNPL”) solutions in partnership with third-party partners to support purchases on our platform. Through JumiaPay, we help our customers access consumer finance options offered by third-party partners who are responsible for credit underwriting and loan disbursement. Egypt is one of the most advanced countries in our footprint in the development of BNPL and instalment solutions with partnerships with over 10 banks and fintech players, as of June 2023.
•Last but not least, we intend to be very disciplined in terms of initiatives we pursue, focusing on what we believe brings tangible value to our ecosystem while supporting our path to profitability. To that effect, we have been rationalizing the range of digital services offered on the JumiaPay app to focus on the ones that drive healthy repeat purchase behavior while offering attractive economics. As part of that, we have suspended a number of services that were historically promotionally intensive, such as selected airtime recharge services, vouchers and many more. This has negatively impacted JumiaPay performance in the first half of 2023 and we expect it to continue affecting JumiaPay performance for the rest of the year.

_______________________
(1) Headline CPI, annual % change as of June 2023
(2) Comparing the USD/NGN rate at the close of June 30, 2023 of 761 to the close of June 13, 2023 of 466

Off-platform

We believe JumiaPay has strong development potential off-platform, to process payments on behalf of third-party merchants. We intend to drive off-platform development in a disciplined manner, starting in the countries where we have already obtained the relevant licenses to do so, i.e. Nigeria and Egypt.
A number of improvements to our on-platform solution are transferable to our off-platform product, including the BNPL solutions.
We are also developing specific products and features to support our off-platform development. For instance, we are developing a white-label checkout solution for third-party merchants allowing them to offer payments under their own brand name on their platforms.

JumiaPay KPIs review
Although JumiaPay TPV and Transactions decreased in the second quarter of 2023 on a year-over-year basis, largely driven by the overall decline in GMV and Orders on the broader platform, we have been successfully increasing the penetration of JumiaPay on our Physical Goods and Food Delivery platforms.
•TPV was $56.9 million, down 23% year-over-year and down 6% on a constant currency basis. Foreign exchange was a significant headwind to TPV performance, in particular the 76% depreciation of the Egyptian Pound vs. the US Dollar. The decline in JumiaPay app TPV accounted for almost 90% of the total TPV decline and was a result of our decision to move away from highly promotional digital services on the app that drive limited consumer lifetime value. On a sequential basis, TPV was up 17%, supported by the strong growth in JumiaPay on delivery.
TPV penetration as a percentage of GMV, increased from 27.4% in the second quarter of 2022 to 28.1% in the second quarter of 2023, supported by increased TPV penetration in both our Physical Goods and Food Delivery platforms. On our Physical Goods platform, TPV penetration as a percentage of GMV increased from 21.8% in the second quarter of 2022 to 26.3% in the second quarter of 2023. On our Food Delivery platform, it increased from 24.8% to 32.3% over the same period.
•JumiaPay Transactions reached 2.1 million in the second quarter of 2023, down 38% year-over-year and up 5% quarter-on-quarter. Transactions decline on the JumiaPay app accounted for over 90% of the JumiaPay Transactions decline year-over-year.
32% of Orders placed on the Jumia platform in the second quarter of 2023 were completed using JumiaPay, compared to 32.7% in the second quarter of 2022. The slight decline in penetration was mostly attributable to the reduction of JumiaPay app services in the Transactions mix, with JumiaPay Transactions penetration as a percentage of Orders increasing in both Physical Goods and Food Delivery platforms. On our Physical Goods platform, Transactions penetration as a percentage of Orders increased from 19.3% in the second quarter of 2022 to 26.1% in the second quarter of 2023. On our Food Delivery platform, it increased from 23.2% to 32.1% over the same period.

SELECTED FINANCIAL INFORMATION

	For the three months ended					For the six months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change
(USD million)	2022	2023		2023		2022	2023
Revenue	57.3	48.5	(15.4)%	61.0	6.4%	104.9	94.8	(9.7)%
Marketplace revenue	30.7	26.1	(15.2)%	30.6	(0.4)%	57.1	53.5	(6.3)%
Commissions	10.6	11.3	7.3%	13.1	24.3%	19.2	23.4	22.0%
Fulfillment	7.7	5.9	(23.1)%	6.8	(11.9)%	15.6	12.2	(21.9)%
Marketing & Advertising	4.6	3.8	(17.9)%	4.9	5.4%	7.3	6.5	(11.2)%
Value Added Services	7.9	5.1	(35.9)%	5.9	(25.5)%	15.0	11.4	(24.1)%
First Party revenue	25.0	21.9	(12.4)%	29.7	19.1%	44.6	40.2	(9.9)%
Other revenue	1.6	0.6	(63.6)%	0.7	(59.6)%	3.2	1.1	(65.8)%

Gross Profit(1)	29.9	26.0	(13.2)%	30.4	1.7%	57.2	54.6	(4.5)%

Fulfillment expense(1)	(27.7)	(13.7)	(50.4)%	(16.0)	(42.1)%	(51.8)	(29.7)	(42.6)%
Sales and Advertising expense	(22.2)	(5.8)	(74.0)%	(6.4)	(71.0)%	(41.0)	(11.6)	(71.7)%
Technology and Content expense	(14.3)	(11.1)	(22.4)%	(11.3)	(20.7)%	(27.2)	(22.9)	(16.0)%
General and Administrative expense ("G&A")(1)	(34.0)	(19.0)	(44.0)%	(22.3)	(34.4)%	(72.3)	(45.1)	(37.7)%
of which Share Based Compensation ("SBC")	(7.6)	(1.3)	(83.0)%	(1.3)	(83.0)%	(16.1)	(2.3)	(86.0)%
G&A expense, excluding SBC(1)	(26.3)	(17.7)	(32.7)%	(21.0)	(20.3)%	(56.2)	(42.8)	(23.8)%

Adjusted EBITDA	(57.2)	(19.3)	(66.2)%	(20.9)	(63.5)%	(112.5)	(46.4)	(58.8)%

Operating loss	(67.7)	(23.3)	(65.6)%	(25.2)	(62.8)%	(134.1)	(54.1)	(59.6)%
_________________________
(1) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. In the appendix, we have provided restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.
Revenue
•Revenue reached $48.5 million in the second quarter of 2023, down 15% on a year-over-year basis and up 6% on a constant currency basis.
◦First Party revenue was $21.9 million, down 12% on a year-over-year basis but up 19% on a constant currency basis. Foreign exchange effects were a significant headwind to First Party revenue performance, in particular the Egyptian Pound depreciation year-over-year. On a constant currency basis, we experienced strong growth in First Party revenue in Egypt, as a result of strong momentum in general merchandise sales that we undertook on a retail basis. We generally do retail business in an opportunistic manner, to bridge, temporarily, any assortment gaps on our platform and address unmet consumer needs.
◦Marketplace revenue reached $26.1 million in the second quarter of 2023, down 15% on a year-over-year basis and stable on a constant currency basis.
◦Commissions revenue was up 7% year-over-year and 24% on a constant currency basis, mostly due to the commission take-rate increases implemented in mid-2022.
◦Marketing & Advertising revenue was down 18% year-over-year. Although this revenue stream continued growing on a constant currency basis, up 5% year-over-year, the challenging macro context is causing advertisers to be more cautious with their ad spend.
◦Value Added Services revenue, which predominantly includes logistics revenue from sellers, and Fulfillment revenue, which includes shipping fees from consumers, decreased by 36% and 23% year-over-year, in parallel with a decline in volumes. However, we are significantly improving the monetization of our logistics services and the pass-through of our fulfillment costs, which supports our unit economics and helps us reduce our losses. The ratio of the sum of Fulfillment and Value Added Services revenue over Fulfillment expense increased from 56% in the second quarter of 2022 to a record high of 80% in the second quarter of 2023.
Gross Profit
Gross profit reached $26.0 million in the second quarter of 2023, down 13% year-over-year and up 2% on a constant currency basis. Gross Profit margin as a percentage of GMV reached 12.9% compared to 11.0% in the second quarter of 2022, supported by the commission take-rate increases implemented mid-2022.
Fulfillment Expense
Fulfillment expense amounted to $13.7 million, down 50% year-over-year and 42% on a constant currency basis, in parallel with the decline in Orders. Fulfillment expense per Order, excluding JumiaPay app Orders, which do not incur logistics costs, decreased by 30% year-over-year to $2.23 from $3.18 in the second quarter of 2022. This efficiency improvement illustrates the success of multiple initiatives implemented across our logistics chain. These include a higher share of pick-up station deliveries, which increased from 33% of shipped physical goods orders in the second quarter of 2022 to 42% in the second quarter of 2023. We are strategically expanding our pick-up station network to increase our penetration and serve under-tapped areas of the market in a cost-effective manner. We have also been working on optimizing our footprint and logistics routes, improving warehousing staff productivity, reducing packaging costs and many other initiatives.
Sales and Advertising Expense
Sales & Advertising expense amounted to $5.8 million in the second quarter of 2023, down 74% year-over-year and 71% on a constant currency basis, as we bring more discipline to our marketing investments. This discipline led to an improvement of marketing efficiency ratios with Sales & Advertising expense per Order decreasing by 59% to $0.88 from $2.15 in the second quarter of 2022. As a percentage of GMV, Sales & Advertising expense improved by 532 basis points from 8.2% of GMV in the second quarter of 2022 to 2.9% in the second quarter of 2023.

While we are reducing our marketing budgets, we remain committed to driving profitable long-term growth for Jumia. We believe that the primary driver to unlock demand at this stage is not marketing spend but rather a fundamental enhancement of selection, price and convenience. Our priority today is on improving these fundamentals, with a particular focus on capturing deeper and higher quality supply.
Technology and Content Expense
Technology and Content expense reached $11.1 million in the second quarter of 2023, down 22% year-over-year and 21% on a constant currency basis.
We are working on increasing the efficiency of our technology investments by rationalizing our software costs and staff structure. We also intend to locate an increased share of our developers and tech personnel in Africa, closer to our consumers and sellers. Technology is a core part of our DNA and we remain committed to developing more products and features to improve the experience of all participants on our platform.
General and Administrative Expense
General & Administrative expense, excluding share-based compensation, reached $17.7 million in the second quarter of 2023, down 33% year-over-year and 20% on a constant currency basis. General & Administrative expense included a $4.1 million beneficial impact from a provision release. Excluding the impact of this provision release and share-based compensation, General & Administrative expense was $21.8 million in the second quarter of 2023.
The staff costs component of General & Administrative expense, excluding share-based compensation expense, decreased by 32% year-over-year, as a result of the organizational changes we have been undertaking. We have completed a major overhaul of our organization since the end of last year. In a short period, we have removed significant layers of managerial complexity and reduced our presence in Dubai to locate our group leadership in Africa. Importantly, thanks to a deep understanding of our operations, we drove staff costs savings without affecting our ability to serve our customers and sellers.
Operating loss
Operating loss was $23.3 million compared to $67.7 million, decreasing by 66% year-over-year and 63% on a constant currency basis, as a result of the significant cost decreases over the period.

Adjusted EBITDA loss was $19.3 million compared to $57.2 million, decreasing by 66% year-over-year and 63% on a constant currency basis.

Cash Position
•As of June 30, 2023, we had a liquidity position of $166.3 million comprised of $61.0 million of cash and cash equivalents and $105.3 million of term deposits and other financial assets.
•Quarterly cash utilization, defined as the net decrease in cash & cash equivalents adjusted for foreign exchange effects and movements in term deposits and other financial assets, reached $38.0 million. This included a $19 million adverse currency effect on cash, with approximately $13 million relating to the Nigerian Naira devaluation in June 2023. As of June 30, 2023, nearly 70% of our liquidity position was denominated in US Dollar and hence not exposed to local currency risk.
•Notwithstanding foreign exchange headwind, cash utilization was down 42% in the second quarter of 2023 compared to the same period in the prior year.
•Working capital during the quarter had a positive cash effect of $2.2 million, supported by a $2.4 million increase in payables related to the Jumia Anniversary campaign.

GUIDANCE

We remain committed to reducing our losses and accelerating our progress towards profitability.

Considering the strong progress made on loss reduction in the first half of 2023, we are updating our Adjusted EBITDA loss guidance for the full year 2023. We expect Adjusted EBITDA loss of $90 million to $100 million compared to the previously communicated range of $100 million to $120 million. This implies a 52% to 57% year-over-year reduction in Adjusted EBITDA loss.

Adjusted EBITDA is a non-GAAP financial measure, which is provided on a forward-looking basis. We do not provide a reconciliation of Adjusted EBITDA on a forward-looking basis as we are unable to reasonably predict share-based payments expenses excluded from the GAAP financial measures without unreasonable efforts. This is due to the high variability and inherent difficulty of forecasting the development of our future share price. For the same reasons, we are unable to address the probable significance of the unavailable information. Non-GAAP forward-looking measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.

We expect our continued cost discipline to drive efficiencies throughout 2023.
We are updating our Sales & Advertising expense guidance to reflect lower marketing spend, as we focus on enhancing the fundamental drivers of growth on our platform while directing our marketing spend towards the most relevant and cost-effective channels. For the full year 2023, we expect Sales & Advertising of $20 million to $30 million vs the previously communicated range of $30 million to $40 million. This compares to $76 million in 2022.
We are also revising our General & Administrative expense guidance, considering the good progress made in the first half of 2023. For the full year 2023, we expect General & Administrative expense, excluding share-based compensation, to reach between $85 million and $95 million vs the previously communicated range of $90 million to $105 million. This compares to $118 million in 2022.

The above forward-looking statements reflect our expectations as of August 15, 2023, are subject to change and involve inherent risks, which are partially or fully beyond our control. These risks include but are not limited to political and economic conditions across countries where we operate, the broader economic impact of the ongoing Russia-Ukraine conflict and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call today, August 15th, 2023 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:
US Toll Free: 877-545-0523
International: 973-528-0016
UK Toll Free: 0800 520 0845
Entry Code: 650734
A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/
An archived webcast will be available following the call.

(UNAUDITED)
Consolidated statement of comprehensive income as of June 30, 2022 and 2023

	For the three months ended		For the six months ended
In thousands of USD	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Revenue	57,324	48,515	104,918	94,785
Cost of revenue(1)	(27,382)	(22,518)	(47,729)	(40,187)
Gross profit(1)	29,942	25,997	57,189	54,598
Fulfillment expense(1)	(27,654)	(13,724)	(51,764)	(29,693)
Sales and advertising expense	(22,162)	(5,772)	(40,998)	(11,599)
Technology and content expense	(14,272)	(11,081)	(27,226)	(22,866)
General and administrative expense(1)	(33,989)	(19,036)	(72,307)	(45,078)
Other operating income	410	368	1,018	578
Other operating expense	(5)	(18)	(27)	(64)
Operating loss	(67,730)	(23,266)	(134,115)	(54,124)
Finance income	2,954	2,895	6,641	6,012
Finance costs	(3,920)	(11,689)	(10,555)	(15,618)
Loss before Income tax	(68,696)	(32,060)	(138,029)	(63,730)
Income tax expense	(268)	169	(404)	70
Loss for the period	(68,964)	(31,891)	(138,433)	(63,660)
Attributable to:
Equity holders of the Company	(68,971)	(31,877)	(138,430)	(63,637)
Non-controlling interests	7	(14)	(3)	(23)
Loss for the period	(68,964)	(31,891)	(138,433)	(63,660)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations	33,552	120,415	83,027	179,881
Other comprehensive income / (loss) on net investment in foreign operations	(34,113)	(127,027)	(83,892)	(187,389)
Other comprehensive income / (loss) on financial assets at fair value through OCI	(1,460)	366	(8,697)	619
Other comprehensive income / (loss)	(2,021)	(6,246)	(9,562)	(6,889)
Total comprehensive loss for the period	(70,985)	(38,137)	(147,995)	(70,549)
Attributable to:
Equity holders of the Company	(70,992)	(38,118)	(148,001)	(70,515)
Non-controlling interests	7	(19)	6	(34)
Total comprehensive loss for the period	(70,985)	(38,137)	(147,995)	(70,549)
_________________________
(1) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. In the appendix, we have provided restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2022 and June 30, 2023

	As of
In thousands of USD	December 31, 2022	June 30, 2023
Assets
Non-current assets
Property and equipment	28,498	18,378
Deferred tax assets	710	734
Other taxes receivables	5,967	4,494
Other non-current assets	3,589	1,764
Total Non-current assets	38,764	25,370
Current assets
Inventories	11,437	10,726
Trade and other receivables	23,101	22,256
Income tax receivables	1,792	1,859
Other taxes receivable	6,368	6,674
Prepaid expenses	21,334	15,719
Term deposits and other financial assets	155,846	105,305
Cash and cash equivalents	71,579	61,040
Total Current assets	291,457	223,579
Total Assets	330,221	248,949
Equity and Liabilities
Equity
Share capital	235,659	236,800
Share premium	1,736,469	1,736,469
Other reserves	163,174	157,306
Accumulated losses	(1,960,584)	(2,024,229)
Equity attributable to the equity holders of the Company	174,718	106,346
Non-controlling interests	(469)	(504)
Total Equity	174,249	105,842
Liabilities
Non-current liabilities
Non-current borrowings	8,709	4,038
Trade and other payables	209	142
Deferred tax liabilities	899	253
Other taxes payable	1,749	—
Provisions for liabilities and other charges	889	538
Deferred income	345	78
Total Non-current liabilities	12,800	5,049
Current liabilities
Current borrowings	5,138	3,822
Trade and other payables	64,230	62,106
Income tax payables	12,986	13,471
Other taxes payable	20,947	23,045
Provisions for liabilities and other charges	35,899	31,783
Deferred income	3,972	3,831
Total Current liabilities	143,172	138,058
Total Liabilities	155,972	143,107
Total Equity and Liabilities	330,221	248,949

(UNAUDITED)
Consolidated statement of cash flows as of June 30, 2022 and 2023

	For the three months ended		For the six months ended
In thousands of USD	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Loss before Income tax	(68,694)	(32,060)	(138,029)	(63,730)
Depreciation and amortization of tangible and intangible assets	2,866	2,641	5,499	5,511
Impairment losses on loans, receivables and other assets	821	(101)	1,812	6
Impairment losses on obsolete inventories	1,246	233	1,676	347
Share-based payment (income) / expense	7,644	1,302	16,084	2,252
Net (gain)/loss from disposal of tangible and intangible assets	—	(2)	—	(14)
Change in provision for other liabilities and charges	(4,562)	(4,062)	(3,750)	(3,612)
Lease modification (income)/expense	9	(21)	8	9
Interest (income)/expense	(661)	(923)	(1,570)	(1,757)
Net foreign exchange (gain)/loss	600	8,644	233	10,816
Discounting effect (income) / expense	—	141	—	56
Net (gain)/loss on financial instruments at fair value through profit or loss	1,668	—	6,784	(237)
Impairment losses on financial assets at fair value through OCI	(151)	(7)	(30)	(7)
Net (gain)/loss recognized on disposal of debt instruments held at FVOCI	1,317	1,372	1,317	1,372
Share-based payment expense - settlement	(375)	(64)	(375)	(248)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	(11,730)	417	(25,933)	3,494
(Increase)/Decrease in inventories	(3,590)	(270)	(9,733)	(1,143)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	15,731	2,426	13,085	8,662
Income taxes paid	(474)	(391)	(882)	(1,478)
Net cash flows used in operating activities	(58,335)	(20,725)	(133,804)	(39,701)
Cash flows from investing activities
Purchase of property and equipment	(3,708)	(331)	(5,355)	(1,142)
Proceeds from sale of property and equipment	1	15	2	50
Purchase of intangible assets	—	—	(18)	—
Interest received	1,853	1,798	2,611	2,533
Movement in other non-current assets	(250)	1,731	(578)	1,379
Movement in term deposits and other financial assets	30,440	12,171	81,623	51,001
Net cash flows (used in) / from investing activities	28,336	15,384	78,285	53,821
Cash flows from financing activities
Interest settled - financing	(1)	—	(5)	—
Payment of lease interest	(338)	(318)	(684)	(678)
Repayment of lease liabilities	(2,953)	(1,161)	(4,054)	(3,499)
Equity transaction costs	—	(6)	—	(18)
Net cash flows (used in) / from financing activities	(3,292)	(1,485)	(4,743)	(4,195)
Net (decrease)/increase in cash and cash equivalents	(33,291)	(6,826)	(60,262)	9,925
Effect of exchange rate changes on cash and cash equivalents	(1,638)	(18,995)	(3,061)	(20,464)
Cash and cash equivalents at the beginning of the period	88,696	86,861	117,090	71,579
Cash and cash equivalents at the end of the period	53,767	61,040	53,767	61,040

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Quarterly Active Consumers, Orders and GMV. We define Annual Active Consumers Quarterly Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Consumers and Quarterly Active Consumers are useful indicators of the adoption of our offering by consumers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.
We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period. The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended June 30,		For the six months ended June 30,
(USD million)	2022	2023	2022	2023
Loss for the period	(69.0)	(31.9)	(138.4)	(63.7)
Income tax expense	0.3	(0.2)	0.4	(0.1)
Net Finance costs / (income)	1.0	8.8	3.9	9.6
Depreciation and amortization	2.9	2.6	5.5	5.5
Share-based payment (income) / expense	7.6	1.3	16.1	2.3
Adjusted EBITDA	(57.2)	(19.3)	(112.5)	(46.4)

Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average monthly exchange rates for each month during 2021 and applying them to the corresponding months in 2022, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth the constant currency data for selected metrics.

	For the three months ended June 30
	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	2022	2023		2023
GMV	271.1	202.3	(25.4)%	240.1	(11.4)%
TPV	74.2	56.9	(23.3)%	69.9	(5.7)%
TPV as % of GMV	27.4%	28.1%		29.1%

Gross Profit(1)	29.9	26.0	(13.2)%	30.4	1.7%
Fulfillment expense(1)	(27.7)	(13.7)	(50.4)%	(16.0)	(42.1)%
Gross Profit after Fulfillment expense	2.3	12.3	436.4%	14.4	530.6%
Sales and Advertising expense	(22.2)	(5.8)	(74.0)%	(6.4)	(71.0)%
Technology and Content expense	(14.3)	(11.1)	(22.4)%	(11.3)	(20.7)%
G&A expense, excluding SBC(1)	(26.3)	(17.7)	(32.7)%	(21.0)	(20.3)%
Adjusted EBITDA	(57.2)	(19.3)	(66.2)%	(20.9)	(63.5)%
Operating Loss	(67.7)	(23.3)	(65.6)%	(25.2)	(62.8)%
_________________________
(1) Restated 2022 figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘ and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. We have provided in appendix restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

Restated metrics for historical quarters
Selected 2022 metrics have been restated to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘, and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’.
Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

In USD million	Q1.2022	Q2.2022	Q3.2022	Q4.2022
Cost of Revenue - published data	(19.9)	(26.9)	(17.5)	(25.4)
Cost of Revenue - after reclassification	(20.3)	(27.4)	(18.1)	(25.6)

Gross Profit - published data	27.7	30.4	33.0	41.0
Gross Profit - after reclassification	27.2	29.9	32.4	40.8

Fulfillment expense - published data	(24.3)	(27.8)	(23.6)	(24.0)
Fulfillment expense - after reclassification	(24.1)	(27.7)	(23.2)	(23.9)

G&A excluding share-based compensation - published data	(30.1)	(26.6)	(28.3)	(37.1)
G&A excluding share-based compensation - after reclassification(1)	(29.9)	(26.3)	(28.1)	(33.3)
_________________________
(1) Reclassification includes the presentation of $3.2 million as part of a new P&L line, “Termination Benefits” totaling $3.7 million in the fourth quarter of 2022, see our Annual Report on Form 20-F for 2022.